jj ITAÚ UNIBANCO HOLDING S.A.  CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230   Announcement to the Market  Trading of Own Shares by Treasury February 2020   We inform the capital market agents that in February 2020:  1. Itaú Unibanco did not purchase its own shares for treasury stock; 2. Itaú Unibanco did not reallocate in the market preferred shares intended, mainly, to Long-term Incentive programs. Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations).  São Paulo-SP, March 09, 2020.   ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations